Exhibit 99.1

TABLE OF CONTENTS

Financial summary	3

Business drivers	5

Financial overview	7

Business highlights	8

Supplemental information on non-IFRS measures	11

Financial results for the 3-month periods ended June 30, 2014 and 2013	13

Financial results for the 6-month periods ended June 30, 2014 and 2013	14

Specific items included in operating income and net earnings (loss)	15

Business segment review	18

Other items analysis	26

Liquidity and capital resources	29

Consolidated financial position as at June 30, 2014 and December 31, 2013	31

Near-term outlook	32

Unaudited condensed interim consolidated financial statements	42

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s condensed unaudited interim consolidated financial statements and accompanying notes for the three-month and six-month periods ended June 30, 2014 and 2013, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at August 11, 2014, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses working capital and, working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization, or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) as these are the measures used by Management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•

The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items on discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

Because of these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by operating activities, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

2	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

TO OUR SHAREHOLDERS

CASCADES REPORTS SECOND-QUARTER RESULTS

FINANCIAL HIGHLIGHTS

—	Sales of $985 million (compared to $941 million in Q1 2014 (+5%) and $934 million in Q2 2013 (+5%))

—	Excluding specific items

•	EBITDA of $91 million (compared to $77 million in Q1 2014 (+18%) and $81 million in Q2 2013 (+12%))

•	Net earnings per share of $0.08 (compared to net earnings of $0.01 in Q1 2014 and $0.09 in Q2 2013)

—	Including specific items

•	EBITDA of $51 million (compared to $81 million in Q1 2014 (-37%) and $80 million in Q2 2013 (-36%))

•	Net loss per share of $0.88 (compared to $0.01 in Q1 2014 and net earnings of $0.03 in Q2 2013)

—	Net debt of $1,645 million (compared to $1,708 million as at March 31, 2014)

FINANCIAL SUMMARY

SELECTED CONSOLIDATED INFORMATION1

(in millions of Canadian dollars, except amounts per share)	Q2 2014	Q1 2014	Q2 2013
Sales	985	941	934
Excluding specific items[2]
Operating income before depreciation and amortization (OIBD or EBITDA)	91	77	81
Operating income	45	33	38
Net earnings	7	1	8
per common share	$0.08	$0.01	$0.09
Margin (OIBD or EBITDA)	9.2%	8.2%	8.7%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	51	81	80
Operating income	5	37	37
Net earnings (loss)	(83)	(1)	2
per common share	$(0.88)	$(0.01)	$0.03

Note 1 - Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

Note 2 - Refer to “Supplemental information on non-IFRS measures” section.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	3

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1,2

(in millions of Canadian dollars)	Q2 2014	Q1 2014	Q2 2013
Packaging Products
Containerboard	43	33	33
Boxboard Europe	19	23	10
Discontinued operations - Boxboard Europe	1	1	2
Specialty Products	13	12	16
Discontinued Operations - Specialty Products	(3)	(4)	(4)
Tissue Papers	23	20	33
Corporate Activities	(5)	(8)	(9)
OIBD excluding specific items	91	77	81

Note 1 - Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

Note 2 - Refer to “Supplemental information on non-IFRS measures” section.

The second quarter was marked by important decisions in continuation of our strategic action plan. The sale of our fine papers activities, the announcement of our exit from the kraft paper market and the closure of the Djupafors mill clearly demonstrate our willingness to rationalize our operations to focus on our core sectors. We also took advantage of favorable market conditions by refinancing more than $700 million of senior notes on terms that will be more advantageous in the long term. These decisions, while having a negative impact on our net results in the short term, will positively impact our profitability in the medium and long term and give us more flexibility to invest in our strategic assets. Even if some of these decisions were difficult to make, we need to appreciate the progress achieved and keep in mind that they will strengthen the financial situation of the company.

We are even more satisfied with the results for the quarter since they were positive despite the negative impact of non-recurring charges resulting from our strategic initiatives. Excluding these items, our EBITDA continued to grow on a comparable basis, both sequentially and compared to the same period of last year. The Containerboard Group was the main contributor to this growth. The Boxboard Europe Group also performed well during the quarter despite the lack of energy credits while the Specialty Products Group generated improved results when excluding the impact of discontinued operations. The Tissue Papers Group did better than in the first quarter but was unable to match last year’s performance due to lower shipments in the retail market. Finally, the Greenpac mill continued to ramp-up as planned with daily production averaging close to 1,200 short tons in June.

MARIO PLOURDE

President and Chief Executive Officer

August 11, 2014

4	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

BUSINESS DRIVERS

Cascades’ results are impacted by the U.S. dollar and Euro fluctuations against the Canadian dollar, by the energy prices and by the raw material costs.

EXCHANGE RATES

For the second quarter of 2014, the average value of the Canadian dollar gained 1% against the American dollar and the Euro compared to the previous quarter. The Canadian dollar was also 6% and 11% lower against its U.S. counterpart and the Euro respectively, compared to the same period last year.

ENERGY COSTS

With regards to energy costs, the average price of natural gas decreased by 6% compared to the first quarter of 2014 as weather conditions returned to normal. Compared to the same period last year, however, it increased by 14%. In the case of crude oil, the average price increased slightly by 2% during the quarter and was 10% higher than in Q2 2013.

MANUFACTURING SELLING PRICES AND RAW MATERIAL COSTS

On the price front, the average of the selling price index for our manufacturing operations in North America in U.S. dollars increased by 2% in the second quarter of 2014 compared to the previous quarter. All our sectors experienced higher average selling prices in Q2 2014. Our containerboard, boxboard, specialty products and tissue papers manufacturing units registered a 1% to 2% sequential increase. Year over year, the growth in average selling prices in the containerboard, boxboard and specialty products segments were offset by declining prices in tissue papers. As a result, the index experienced a slight decrease of 0.6%. For the second quarter of 2014, average raw material costs were 2% lower compared to the previous quarter and 1% higher than in the same period last year.

SENSITIVITY TABLE

Please refer to page 18 of the 2013 Annual Report for a quantitative estimate of the impact on Cascades’ annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the US$/CAN$ exchange rate, assuming, for each price change, that all other variables remain constant.

1	The Cascades North American selling prices index represents an approximation of the Corporation’s manufacturing selling prices in North America (excluding converting). It is weighted according to shipments and is based on publication prices. It includes some of Cascades’ main products, for which prices are available in PPI Pulp & Paper Week magazine and on the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.
2	The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator, and it may differ from our actual manufacturing purchasing costs and our purchase mix.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	5

	2012	2013					2014		Q2 2014 over Q2 2013		Q2 2014 over Q1 2014
These indexes should only be used as indicators of trends and they are different from our actual selling prices or purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	(units)	(%)	(units)	(%)
Selling prices (average)
Cascades North American US$ index (2005 index = 1,000)[1]	1,248	1,262	1,298	1,319	1,306	1,296	1,267	1,290	(8)	(1)%	23	2%
PACKAGING PRODUCTS
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. clay coated news (transaction)	900	880	912	942	955	922	955	955	43	5%	-	-%
Europe (Euro/ton)
Recycled white-lined chipboard (GD2) index[2]	680	656	656	670	671	663	671	671	15	2%	-	-%
Virgin coated duplex boxboard (GC2) index[3]	1,121	1,086	1,086	1,086	1,086	1,086	1,097	1,098	12	1%	1	-%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, Eastern U.S. (transaction)	657	690	740	740	740	728	740	740	-	-%	-	-%
Corrugating medium 26-lb. semichemical, Eastern U.S. (transaction)	627	660	710	710	710	698	710	710	-	-%	-	-%
Specialty Products (US$/ton, for deinked pulp)
Recycled boxboard - 20pt. bending chip (transaction)	662	653	665	682	690	673	690	700	35	5%	10	1%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	692	740	755	758	770	756	785	800	45	6%	15	2%
Unbleached kraft paper, grocery bag 30-lb.	1,110	1,118	1,135	1,135	1,135	1,131	1,143	1,185	50	4%	42	4%
Uncoated white 50-lb. offset, rolls	918	898	870	840	843	863	873	910	40	5%	37	4%
Tissue Papers
Cascades Tissue Papers (1999 index = 1,000)[4]	1,649	1,619	1,598	1,594	1,599	1,603	1,572	1,577	(21)	(1)%	5	-%
Raw materials (average)
Cascades North American US$ index (2005 index = 300)[5]	370	353	348	358	360	355	360	352	4	1%	(8)	(2)%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Midwest & Northeast average)	104	94	98	102	102	99	100	93	(5)	(5)%	(7)	(7)%
Special news, no. 8 (ONP - Midwest & Northeast average)	76	67	65	58	58	62	58	58	(7)	(11)%	-	-%
Sorted office papers, no. 37 (SOP - Midwest & Northeast average)	154	150	138	135	134	139	140	143	5	4%	3	2%
Europe (Euro/ton)
Recovered paper index[6]	111	111	119	114	116	115	115	107	(12)	(10)%	(8)	(7)%
VIRGIN PULP (US$/ton)
Bleached softwood kraft Northern, Eastern U.S.	873	898	937	947	983	941	1,017	1,030	93	10%	13	1%
Bleached hardwood kraft Northern mixed, Eastern U.S.	750	791	853	873	860	844	872	873	20	2%	1	-%
WOODCHIPS – Conifer Eastern Canada (US$/odmt)	123	110	107	105	104	107	100	101	(6)	(6)%	1	1%

Source: RISI, Random Lengths, Dow Jones and Cascades.

1	See Note 1 on page 5.
2	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2014.
3	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2014.
4	The Cascades tissue selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
5	See Note 2 on page 5.
6	The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been reset as of January 1, 2014.

6	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW

IN 2013

The year 2013 was highlighted by favourable market conditions as we benefited from higher selling prices in our containerboard activities, stable recycled fibre prices and a favourable Canadian dollar. We were also able to increase our total shipments by 4%. On the other hand, business conditions remained challenging in Europe and our operational efficiencies in some of our manufacturing facilities in North America were not up to our normal standards. We also incurred additional costs related to our initiatives of upgrading our information systems and the re-engineering of our business processes. As a result, we improved our operating results for the second year in a row, as our OIBD excluding specific items increased by 16% over 2012.

IN 2014

The start of 2014 was marked by slower-than-usual business activities in January and February, combined with harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast. This led to lower-than-expected sales volumes and higher energy, transportation and logistics costs in the first quarter. However, our results for the first half of the year benefited from the depreciation of the Canadian dollar against the U.S. dollar and the Euro. On the sales front, we experienced higher selling prices and shipments for our containerboard activities, while our tissue paper activities volume was lower than last year. In the first half of 2014, our OIBD excluding specific items increased by $22 million, or 15%, compared to the same period in 2013.

For the 3-month period ended June 30, 2014, the Corporation posted a net loss of $83 million, or $0.88 per share, compared to net earnings of $2 million, or $0.03 per share, in the same period of 2013. Excluding specific items, which are discussed in detail on pages 15 to 17, we posted net earnings of $7 million during the period, or $0.08 per share, compared to net earnings of $8 million or $0.09 per share in the same period of 2013. Sales increased by 5%, or $51 million, to reach $985 million during the period, compared to $934 million in the same period of 2013. The Corporation recorded an operating income of $5 million during the period, compared to $37 million in the same period of 2013. Excluding specific items, operating income stood at $45 million during the period, compared to $38 million in the same period of 2013 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

For the 6-month period ended June 30, 2014, the Corporation posted a net loss of $84 million, or $0.89 per share, compared to $6 million, or $0.06 per share, in the same period of 2013. Excluding specific items, which are discussed in detail on pages 15 to 17, we posted net earnings of $8 million during the period, or $0.09 per share, compared to $4 million or $0.05 per share in the same period of 2013. Sales increased by 7%, or $130 million, to reach $1,926 million during the period, compared to $1,796 million in the same period of 2013. The Corporation recorded an operating income of $42 million during the period, compared to $56 million in the same period of 2013. Excluding specific items, operating income stood at $78 million during the period, compared to $61 million in the same period of 2013 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	7

BUSINESS HIGHLIGHTS

In 2014 and 2013, the Corporation completed transactions in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in both years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

BUSINESS CLOSURES, RESTRUCTURING AND DISPOSALS

2014

BOXBOARD EUROPE

•

On April 9, 2014, following a consultation process with the unions, the Corporation announced the closure of its subsidiary Cascades Djupafors, located in Ronneby, Sweden, which definitively ceased its operations on June 15. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods.

SPECIALTY PRODUCTS GROUP

•

Effective June 30, 2014, we sold our fine papers activities for an amount of $39 million, of which $37 million has been received and a selling price balance of $2 million should be received shortly. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods.

CONTAINERBOARD GROUP

•

On November 27, 2013, the Corporation announced the creation of a new joint venture with Maritime Paper Products Limited in the Atlantic provinces related to our St. John’s, Newfoundland, and Moncton, New Brunswick, plants. The transaction was closed on February 1, 2014.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On July 9, 2014, we announced the permanent closure of our Kraft paper manufacturing activities located in East Angus, Québec. The closure will be effective October 3, 2014 at the latest. Results and cash flows from this activity will be presented as discontinued operations once the operations cease.

ii. On June 19, 2014, we refinanced our 7.75% unsecured senior notes of US$500 million and $200 million, due in 2017 and in 2016. The Corporation issued 5.50% unsecured senior notes of US$550 million, due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. As of June 30, 2014, we allocated the proceeds of these new notes to repurchase US$294 million of notes due in 2017 and $148 million of notes due in 2016, and paid a premium totaling $20 million and refinancing costs of $13 million. The balance was used to repay indebtedness outstanding under our Canadian revolver credit facility and the excess is presented as cash and cash equivalents. On July 21, 2014, we redeemed the remaining senior notes for US$206 million and $52 million, and we paid a premium of $10 million. The refinancing of these notes will reduce our future interest expense by approximately $15 million annually.

iii. During the third quarter of 2013, we announced plans to increase the tissue paper production capacity at our plant in St. Helens, Oregon. The project, of which the total cost is estimated to be $35 million, consists in converting and starting up a second paper machine at our Oregon plant. The retrofitting of an existing machine will allow us to bring additional capacity of 55,000 tons to this market at a lower capital cost and on a faster timeline than if we were to build a new machine. The project is progressing as planned and the start-up is expected in the last quarter of 2014. Total investment made in this project amounts to $20 million as of June 30, 2014.

8	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

					2012					2013			2014
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
OPERATIONAL
Total shipments (in ‘000 s.t.)[1]
Packaging Products
Containerboard	302	297	298	293	1,190	296	324	334	314	1,268	309	337	646
Boxboard Europe	277	285	261	281	1,104	299	301	260	277	1,137	303	293	596
Discontinued operations - Boxboard Europe, net of intercompany transactions	(14)	(12)	(14)	(14)	(54)	(13)	(14)	(11)	(14)	(52)	(13)	(10)	(23)
Specialty Products[2]	98	97	99	91	385	94	94	93	90	371	94	93	187
Discontinued operations - Specialty Products, net of intercompany transactions	(30)	(28)	(29)	(26)	(113)	(29)	(26)	(24)	(26)	(105)	(28)	(27)	(55)
	633	639	615	625	2,512	647	679	652	641	2,619	665	686	1,351
Tissue Papers	130	146	147	141	564	143	149	153	138	583	130	140	270
Total	763	785	762	766	3,076	790	828	805	779	3,202	795	826	1,621
Integration rate[3]
Containerboard only	64%	66%	67%	64%	65%	62%	57%	55%	51%	56%	57%	49%	53%
Tissue Papers	72%	68%	68%	69%	69%	69%	70%	71%	72%	70%	71%	70%	71%
Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard only	90%	88%	88%	87%	88%	88%	91%	90%	89%	87%	85%	93%	89%
Boxboard Europe	92%	95%	86%	93%	92%	99%	99%	86%	91%	94%	100%	97%	98%
Specialty Products (paper only)	78%	77%	79%	72%	77%	76%	76%	74%	72%	75%	76%	73%	74%
Tissue Papers	94%	98%	97%	94%	96%	98%	98%	100%	93%	97%	90%	95%	93%
Total	89%	90%	87%	88%	88%	91%	93%	88%	87%	90%	90%	91%	90%
Energy cons.[5] - GJ/ton	11.86	11.18	10.89	11.71	11.41	12.30	10.69	10.40	11.54	11.22	11.92	11.07	11.49
Work accidents[6] - OSHA frequency rate	3.20	3.80	4.60	3.50	3.78	3.10	3.30	3.10	3.20	3.20	3.30	3.50	3.40
FINANCIAL
Return on assets[7]
Packaging Products
Containerboard	7%	7%	7%	7%	7%	8%	9%	10%	11%	11%	12%	13%	13%
Boxboard Europe	7%	6%	6%	6%	6%	6%	6%	6%	7%	7%	9%	10%	10%
Specialty Products	7%	8%	8%	9%	9%	9%	10%	10%	12%	12%	12%	12%	12%
Tissue Papers	11%	15%	17%	19%	19%	18%	18%	18%	18%	18%	17%	15%	15%
Consolidated return on assets	7.1%	7.6%	7.5%	8.1%	8.1%	8.0%	8.0%	8.5%	9.3%	9.3%	9.5%	9.6%	9.6%
Return on capital employed[8]	1.9%	2.3%	2.3%	2.8%	2.8%	2.8%	2.9%	3.2%	4.0%	4.0%	4.1%	4.2%	4.2%
Working capital[9]
In millions of $, at end of period	536	549	524	455	455	488	543	485	455	455	526	469	469
% of sales[10]	14.8%	15.0%	14.8%	14.4%	14.4%	14.0%	13.5%	13.1%	12.9%	12.9%	12.9%	12.7%	12.7%

1	Shipments do not take into account the elimination of business sector inter-company shipments.
2	Industrial packaging and specialty papers shipments.
3	Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations.
4	Defined as: Manufacturing internal and external shipments/Practical capacity. Not adjusted for discontinued operations.
5	Average energy consumption for manufacturing mills only, excluding RdM. Not adjusted for discontinued operations.
6	Starting in Q1 2013, the rate includes Papersource and Bird Packaging. Excluding RdM for all periods and Djupafors in Q2 2014. Not adjusted for discontinued operations.
7	Return on assets is a non-IFRS measure defined as the last twelve months’ (“LTM”) OIBD excluding specific items/LTM average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for discontinued operations.
8	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of joint ventures, excluding specific items, divided by the average LTM capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for discontinued operations.
9	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for discontinued operations.
10	% of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for discontinued operations.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	9

HISTORICAL FINANCIAL INFORMATION

					2012					2013			2014
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
Sales
Packaging Products
Containerboard	284	300	299	306	1,189	298	335	353	328	1,314	330	363	693
Boxboard Europe	204	208	181	198	791	212	215	194	216	837	246	232	478
Discontinued operations - Boxboard Europe, net of intercompany transactions	(14)	(13)	(14)	(12)	(53)	(14)	(12)	(11)	(14)	(51)	(14)	(12)	(26)
Specialty Products	202	209	197	183	791	189	196	197	192	774	203	207	410
Discontinued operations - Specialty Products, net of intercompany transactions	(41)	(38)	(40)	(36)	(155)	(40)	(38)	(36)	(39)	(153)	(43)	(42)	(85)
Inter-segment sales	(17)	(18)	(14)	(15)	(64)	(13)	(15)	(13)	(14)	(55)	(14)	(15)	(29)
	618	648	609	624	2,499	632	681	684	669	2,666	708	733	1,441
Tissue Papers	229	255	253	242	979	241	264	279	249	1,033	245	257	502
Inter-segment sales and Corporate activities	(9)	(9)	(7)	(10)	(35)	(11)	(11)	(12)	(10)	(44)	(12)	(5)	(17)
Total	838	894	855	856	3,443	862	934	951	908	3,655	941	985	1,926
Operating income (loss)
Packaging Products
Containerboard	8	(1)	7	(29)	(15)	11	21	33	28	93	23	9	32
Boxboard Europe	4	-	(1)	(2)	1	2	1	-	(10)	(7)	14	(1)	13
Discontinued operations - Boxboard Europe	-	1	-	1	2	-	2	3	13	18	1	12	13
Specialty Products	5	8	8	2	23	5	9	(12)	4	6	6	(37)	(31)
Discontinued operations - Specialty Products	(2)	(2)	(3)	-	(7)	(1)	(3)	(2)	(4)	(10)	(2)	36	34
	15	6	11	(28)	4	17	30	22	31	100	42	19	61
Tissue Papers	21	26	24	21	92	18	23	29	36	106	9	11	20
Corporate activities	(9)	(4)	(2)	(11)	(26)	(16)	(16)	(13)	(13)	(58)	(14)	(25)	(39)
Total	27	28	33	(18)	70	19	37	38	54	148	37	5	42
OIBD excluding specific items[1]
Packaging Products
Containerboard	21	23	26	25	95	25	33	42	46	146	33	43	76
Boxboard Europe	13	11	7	11	42	11	10	9	21	51	23	19	42
Discontinued operations - Boxboard Europe	-	1	(1)	1	1	-	2	2	2	6	1	1	2
Specialty Products	11	15	15	8	49	11	16	15	16	58	12	13	25
Discontinued operations - Specialty Products	(4)	(4)	(4)	(2)	(14)	(3)	(4)	(4)	(5)	(16)	(4)	(3)	(7)
	41	46	43	43	173	44	57	64	80	245	65	73	138
Tissue Papers	33	39	35	31	138	29	33	39	32	133	20	23	43
Corporate activities	(6)	(4)	(5)	(5)	(20)	(8)	(9)	(9)	(10)	(36)	(8)	(5)	(13)
Total	68	81	73	69	291	65	81	94	102	342	77	91	168
Net earnings (loss)	3	5	2	(32)	(22)	(8)	2	11	6	11	(1)	(83)	(84)
Excluding specific items[1]	1	5	4	(5)	5	(4)	8	7	18	29	1	7	8
Net earnings (loss) per share (in dollars)
Basic	$0.03	$0.05	$0.02	$(0.33)	$(0.23)	$(0.09)	$0.03	$0.12	$0.05	$0.11	$(0.01)	$(0.88)	$(0.89)
Basic, excluding specific items[1]	$0.01	$0.05	$0.05	$(0.06)	$0.05	$(0.04)	$0.09	$0.07	$0.19	$0.31	$0.01	$0.08	$0.09
Cash flow from operations including discontinued operations	48	37	42	34	161	46	41	78	61	226	60	26	86
Cash flow from discontinued operations	(3)	(3)	(4)	-	(10)	(1)	(2)	2	(3)	(4)	(2)	6	4
Cash flow from continuing operations[1]	45	34	38	34	151	45	39	80	58	222	58	32	90
Net debt[2]	1,524	1,585	1,542	1,535	1,535	1,581	1,675	1,601	1,612	1,612	1,708	1,645	1,645
Cascades North American US$ selling price index (2005 index = 1,000)[3]	1,271	1,227	1,233	1,261	1,248	1,262	1,298	1,319	1,306	1,296	1,267	1,290	1,279
Cascades North American US$ raw materials index (2005 index = 300)[3]	387	384	368	342	370	353	348	358	360	355	360	352	356
US$/CAN$	$1.00	$0.99	$1.01	$1.01	$1.00	$0.99	$0.98	$0.96	$0.95	$0.97	$0.91	$0.92	$0.91
EURO€/CAN$	$0.76	$0.77	$0.80	$0.78	$0.78	$0.75	$0.75	$0.73	$0.70	$0.73	$0.66	$0.67	$0.66
Natural Gas Henry Hub—US$/mmBtu	$2.74	$2.22	$2.81	$3.40	$2.79	$3.34	$4.09	$3.58	$3.60	$3.65	$4.94	$4.67	$4.81

Sources: Bloomberg and Cascades.

1	See “Supplemental information on non-IFRS measures” section.
2	Defined as total debt less cash and cash equivalents.
3	See Notes 1 and 2 on page 5.

10	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net earnings (loss) attributable to Shareholders for the period	(83)	2	(84)	(6)
Net earnings attributable to non-controlling interest	3	1	7	1
Net loss from discontinued operations for the period	38	-	38	-
Recovery of income taxes	(15)	-	(17)	-
Share of results of associates and joint ventures	2	1	2	(2)
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	5	(7)	7
Financing expense, interest expense on future employee benefits and loss on refinancing of long term debt	73	28	103	56
Operating income	5	37	42	56
Specific items:
Loss (gain) on acquisitions, disposals and others	-	(2)	(5)	3
Impairment charges	43	-	43	-
Restructuring costs	(5)	-	(5)	-
Unrealized loss on financial instruments	2	3	3	2
	40	1	36	5
Operating income—excluding specific items	45	38	78	61
Depreciation and amortization	46	43	90	85
Operating income before depreciation and amortization—excluding specific items	91	81	168	146

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

	NET EARNINGS (LOSS)				NET EARNINGS (LOSS) PER SHARE[1]
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except amount per share)	2014	2013	2014	2013	2014	2013	2014	2013
As per IFRS	(83)	2	(84)	(6)	$(0.88)	$0.03	$(0.89)	$(0.06)
Specific items:
Loss (gain) on acquisitions, disposals and others	-	(2)	(5)	3	-	$(0.01)	$(0.04)	$0.03
Impairment charges	43	-	43	-	$0.33	-	$0.33	-
Restructuring costs	(5)	-	(5)	-	$(0.03)	-	$(0.03)	-
Unrealized loss on financial instruments	2	3	3	2	$0.01	$0.03	$0.02	$0.02
Loss on refinancing of long-term debt	44	-	44	-	$0.35	-	$0.35	-
Foreign exchange loss (gain) on long-term debt and financial instruments	(13)	5	(7)	7	$(0.12)	$0.04	$(0.07)	$0.06
Share of results of associates, joint ventures and non-controlling interest	2	-	2	-	$0.02	-	$0.02	-
Included in discontinued operations, net of tax	38	-	38	-	$0.40	-	$0.40	-
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(21)	-	(21)	(2)	-	-	-	-
	90	6	92	10	$0.96	$0.06	$0.98	$0.11
Excluding specific items	7	8	8	4	$0.08	$0.09	$0.09	$0.05

1	Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	11

The following table reconciles cash flow from continuing operations with cash flow from continuing operations excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Cash flow from continuing operations	30	15	26	33
Changes in non-cash working capital components	2	24	64	51
Cash flow from continuing operations (adjusted)	32	39	90	84
Specific items, net of current income taxes:
Restructuring costs	4	—	4	—
Premium paid on long-term debt refinancing	20	—	20	—
Excluding specific items	56	39	114	84

The following table reconciles cash flow from continuing operations with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Cash flow from continuing operations	30	15	26	33
Changes in non-cash working capital components	2	24	64	51
Depreciation and amortization	(46)	(43)	(90)	(85)
Income taxes paid	2	—	—	1
Net financing expense paid	35	34	52	49
Premium paid on long-term debt refinancing	20	—	20	—
Gain (loss) on acquisitions, disposals and others	—	2	5	(3)
Impairment charges and restructuring costs	(34)	—	(34)	—
Unrealized loss on financial instruments	(2)	(3)	(3)	(2)
Dividend received, employee future benefits and others	(2)	8	2	12
Operating income	5	37	42	56
Depreciation and amortization	46	43	90	85
Operating income before depreciation and amortization	51	80	132	141

12	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

SALES

Sales increased by $51 million, or 5%, to $985 million in the second quarter of 2014, compared to $934 million in the same period of 2013, resulting mainly from the 11% and 6% depreciation of the Canadian dollar against, respectively, the Euro and the U.S. dollar, and also from the average selling price increase and higher volume in our Containerboard segment. That increase was partly offset by the lower volume and average selling prices registered in our Tissue Papers and Boxboard Europe segments.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $5 million in the second quarter of 2014, compared to $37 million in the same period of 2013, a decrease of $32 million. The reduction in operating income mainly comes from the specific items recorded during the quarter, as described in the following pages. The depreciation of the Canadian dollar and the increase in selling price positively contributed to operating income. Other production costs also positively contributed to operating income as we benefited from lower sub-contracting costs in our Tissue Group, lower selling and administrative expenses and a favourable product mix impacting our selling prices. These factors were partly offset by the negative impacts of higher raw materials costs and lower volume. Excluding specific items, the operating income stood at $45 million in the second quarter of 2014, compared to $38 million in the same period of 2013 (see the “Supplemental Information on non-IFRS measures” and ‘‘Specific Items Included in Operating Income and Net Earnings (Loss)’’ sections for reconciliation of these amounts).

The main variances in sales and operating income in the second quarter of 2014, compared to the same period of 2013, are shown below:

1	Raw materials: The impacts of these estimated costs are based on production costs per unit shipped externally, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2	F/X CAN$: The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by exchange rate fluctuations, mainly the US$/CAN$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.

3	Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.

4	OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 18 to 25).

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	13

FINANCIAL RESULTS FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

SALES

Sales increased by $130 million, or 7%, to $1,926 million in the first half of 2014, compared to $1,796 million in the same period of 2013, resulting mainly from the 11% and 7% depreciation of the Canadian dollar against, respectively, the Euro and the U.S. dollar, and also from the average selling price increase in our Containerboard segment. That increase was partly offset by the lower volume registered in our Tissue Papers segment although shipments were higher for other segments.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $42 million in the first half of 2014, compared to $56 million in the same period of 2013, a decrease of $14 million. The reduction in operating income mainly comes from the specific items recorded during the period, as described in the following pages. The depreciation of the Canadian dollar and the positive impact of selling price increases in our Containerboard sector contributed to the increase in operating income. Lower production costs due to a favourable mix and lower sub-contracting costs in our Tissue Paper segment also increased operating income compared to last year. On the other hand, these elements were partly offset by the negative impacts of higher raw materials costs due to external purchases in our Containerboard group as well as lower volume, except for our containerboard activities.

Our 2014 operating income before depreciation was also impacted by a $5 million gain resulting from energy savings certificates (‘‘white certificates’’) awarded in the first quarter of 2014 by the Italian authorities to our European recycled boxboard operations, following an energy efficiency improvement program for the year 2013. In addition, harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast led to higher energy costs of approximately $10 million during the first quarter, which was also impacted by $4 million resulting from a 14-day shutdown at our Trenton containerboard mill, due to an equipment failure with regards to our water treatment operations.

Excluding specific items, the operating income stood at $78 million in the first half of 2014, compared to $61 million in the same period of 2013 (see the “Supplemental Information on non-IFRS measures” and ‘‘Specific Items Included in Operating Income and Net Earnings (Loss)’’ sections for reconciliation of these amounts).

The main variances in sales and operating income in the first half of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 34 to 41).

14	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items in the first half of 2014 and 2013 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended June 30,
	2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Discon. oper. - Boxboard Europe	Discon. Oper. - Specialty Products	Consolidated
Operating income (loss)	9	(1)	(37)	11	(25)	12	36	5
Depreciation and amortization	16	9	7	12	3	-	(1)	46
Operating income (loss) before depreciation and amortization	25	8	(30)	23	(22)	12	35	51
Specific items:
Loss on acquisitions, disposals and others	-	11	38	-	-	(11)	(38)	-
Impairment charges	17	-	10	-	16	-	-	43
Restructuring costs	-	-	(5)	-	-	-	-	(5)
Unrealized loss on financial instruments	1	-	-	-	1	-	-	2
	18	11	43	-	17	(11)	(38)	40
Operating income (loss) before depreciation and amortization—excluding specific items	43	19	13	23	(5)	1	(3)	91
Operating income (loss)—excluding specific items	27	10	6	11	(8)	1	(2)	45

	For the 3-month period ended June 30,
	2013
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Discon. oper. - Boxboard Europe	Discon. Oper. - Specialty Products	Consolidated
Operating income (loss)	21	1	9	23	(16)	2	(3)	37
Depreciation and amortization	14	9	7	10	4	-	(1)	43
Operating income (loss) before depreciation and amortization	35	10	16	33	(12)	2	(4)	80
Specific items:
Gain on acquisitions, disposals and others	(2)	-	-	-	-	-	-	(2)
Unrealized loss on financial instruments	-	-	-	-	3	-	-	3
	(2)	-	-	-	3	-	-	1
Operating income (loss) before depreciation and amortization—excluding specific items	33	10	16	33	(9)	2	(4)	81
Operating income (loss)—excluding specific items	19	1	9	23	(13)	2	(3)	38

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	15

	For the 6-month period ended June 30,
	2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Discon. oper. - Boxboard Europe	Discon. Oper. - Specialty Products	Consolidated
Operating income (loss)	32	13	(31)	20	(39)	13	34	42
Depreciation and amortization	31	18	13	23	8	-	(3)	90
Operating income (loss) before depreciation and amortization	63	31	(18)	43	(31)	13	31	132
Specific items:
Loss (gain) on acquisitions, disposals and others	(5)	11	38	-	-	(11)	(38)	(5)
Impairment charges	17	-	10	-	16	-	-	43
Restructuring costs	-	-	(5)	-	-	-	-	(5)
Unrealized loss on financial instruments	1	-	-	-	2	-	-	3
	13	11	43	-	18	(11)	(38)	36
Operating income (loss) before depreciation and amortization—excluding specific items	76	42	25	43	(13)	2	(7)	168
Operating income (loss)—excluding specific items	45	24	12	20	(21)	2	(4)	78

	For the 6-month period ended June 30,
	2013
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Discon. oper. - Boxboard Europe	Discon. Oper. - Specialty Products	Consolidated
Operating income (loss)	32	3	14	41	(32)	2	(4)	56
Depreciation and amortization	28	18	13	21	8	-	(3)	85
Operating income (loss) before depreciation and amortization	60	21	27	62	(24)	2	(7)	141
Specific items:
Loss (gain) on acquisitions, disposals and others	(2)	-	-	-	5	-	-	3
Unrealized loss on financial instruments	-	-	-	-	2	-	-	2
	(2)	-	-	-	7	-	-	5
Operating income (loss) before depreciation and amortization—excluding specific items	58	21	27	62	(17)	2	(7)	146
Operating income (loss)—excluding specific items	30	3	14	41	(25)	2	(4)	61

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first half of 2014 and 2013, the Corporation recorded the following gains and loss:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Employment contracts	-	-	-	5
Gain on disposal of property, plant and equipment	-	(2)	-	(2)
Gain on a joint-venture contribution	-	-	(5)	-
	-	(2)	(5)	3

2014

On January 31, 2014, the Corporation concluded the creation of a new joint venture of converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL), which was announced on November 27, 2013. Our containerboard operations located in St. John’s, Newfoundland, and Moncton, New Brunswick were integrated with those of MPPL on February 1, 2014, and the Corporation received a 40% ownership share in the joint venture Maritime Paper Products Limited Partnership (MPPLP). This transaction resulted in a gain of $5 million and non-interest bearing notes receivable totaling $4 million, to be received over a 7-year period.

2013

In the second quarter, the Containerboard Group sold a piece of land located at its New York City, U.S.A., containerboard plant and recorded a gain of $2 million on the disposal.

16	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

As part of the transition process related to the appointment of a new President and CEO, the Corporation entered into employment contracts with the new President and CEO, and its Presidents of the Containerboard, Specialty Products and Tissue Papers business segments. The fair value of the post-employment benefit obligation related to these employment contracts was evaluated at $5 million as at March 31, and an equivalent charge has been recorded.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

In the first half of 2014, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month period ended June 30, 2014		For the 6-month period ended June 30, 2014
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Containerboard Group	17	-	17	-
Specialty Product Group	10	(5)	10	(5)
Corporate activities	16	-	16	-
	43	(5)	43	(5)

2014

In the second quarter of 2014, our Containerboard Group reviewed the recoverable value of one mill and recorded impairment charges of $12 million on property, plant and equipment, and $5 million on spare parts.

On July 9, 2014, our Specialty Products Group announced the permanent closure of its Kraft paper manufacturing activities located in East Angus, Québec. An impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter. In addition, a curtailment gain of $9 million was recorded on the pension plan. The Group also recorded impairment charges of $3 million on other assets. Finally, the Group recorded impairment charges of $2 million on property, plant and equipments and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. The Corporation is currently analyzing different options with regards to this plant.

In the second quarter of 2014, Corporate activities recorded an impairment charge of $16 million on notes receivable from 2011 business disposals to Fusion Paperboard, which announced on July 23, 2014, the closure of the businesses sold.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first half of 2014, the Corporation recorded an unrealized loss of $3 million ($2 million in the second quarter), compared to an unrealized loss of $2 million in the same period of 2013 ($3 million in the second quarter), on certain financial instruments not designated for hedge accounting.

LOSS ON REFINANCING OF LONG-TERM DEBT

Following the refinancing of the Corporation’s unsecured senior notes on June 19, 2014, we recorded premiums of $30 million to repurchase and redeem our existing notes before their maturities. We also wrote-off financing costs and discounts related to the existing notes, in the amount of $14 million.

FOREIGN EXCHANGE GAIN (LOSS) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In the first half of 2014, the Corporation recorded a gain of $7 million ($13 million in the second quarter), compared to a loss of $7 million in the same period of 2013 ($5 million in the second quarter), on its US$-denominated debt and related financial instruments. This is composed of a gain of $6 million ($11 million in the second quarter), compared to a loss of $4 million in the same period of 2013 ($2 million in the second quarter), on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a gain of $1 million ($2 million in the second quarter), compared to a loss of $3 million in the same period of 2013 ($3 million in the second quarter), on foreign exchange forward contracts not designated for hedge accounting.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

For the second quarter, our share of results included $2 million in specific items incurred by certain of our associates or joint venture, namely impairment of assets and unrealized loss on derivative financial instruments.

DISCONTINUED OPERATIONS

On June 15, 2014, the Corporation completed the closure of its virgin boxboard mill located in Ronneby, Sweden. Impairment charges of $4 million were recorded on the remaining assets and a provision of $7 million was recorded for severances and closure costs, and for onerous operating contracts.

On June 30, 2014, the Corporation concluded the sale of its fine papers activities in the Specialty Products Group and realized a net loss of $27 million (net of income tax of $11 million).

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	17

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate

The U.S. containerboard industry’s production increased by 1% compared to the previous quarter and remained stable compared to the same period last year. The industry’s capacity utilization rate averaged 96% in the second quarter of 2014, 1% higher than Q1 2014.

Source : RISI

U.S. containerboard inventories at box plants and mills

In the first quarter of 2014, inventories reached their highest point in two years. The second quarter was on a downward trend as inventories of containerboard decreased by 5% compared to the previous quarter. At the end of June, inventories represented 4.0 weeks of supply compared to 4.4 weeks in March.

Our Performance

The main variances in sales and operating income for the Containerboard Group in the second quarter of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the second quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

18	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

1    Shipments do not take into account the elimination of business sector inter-company shipments.

2    Average selling price is a weighted average of containerboard and boxboard shipments.

3    Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 4%, or 13,000 s.t., to 337,000 s.t. in the second quarter of 2014, compared to 324,000 s.t. in the same period of 2013. The mills’ external shipments went up by 9,000 s.t., or 6%, mainly coming from the containerboard mills that sold fewer tons internally following the start-up of the Greenpac mill [3] which is now fulfilling a portion of our converting plants’ linerboard needs. In the converting operations, volume is up by 4,000 s.t. (same-plants basis) following an increase of 3.4% in the shipments of our corrugated products. In comparison, the Canadian industry recorded an increase of 1%, while the US industry recorded a decrease of 0.6%.

The total average selling price went up by $40, or 4%, to $1,073 per s.t. in the second quarter of 2014 compared to $1,033 in the same period of 2013. Both our primary mills and corrugated products units benefited from better selling prices and the weakening of the Canadian dollar. The containerboard mills’ average selling price went up by US$8 per s.t., while the corrugated products plants registered an increase of $49 per s.t., although these price increases were partially nullified by a change in the Group’s product mix. Indeed, in our primary mills sub-sector, the increased weight of our containerboard activities over our boxboard activities had a negative impact on the Group’s average selling price. Likewise, the lower proportion of specialty products sold in our corrugated products sub-sector reduced the Group’s average selling price.

As a result, the Containerboard Group’s sales increased by $28 million, or 8%, to $363 million in the second quarter of 2014 compared to $335 million in the same period of 2013. Except for the changes in the Group’s product mix, highlighted above, and the sale of our two converting plants in the Maritimes in the first quarter of 2014, which both subtracted $5 million of sales, all factors impacting the Group’s revenue line were positive. The higher volume registered in the period added $12 million in sales, with the 6% depreciation in the value of the Canadian dollar against the U.S. dollar adding another $10 million. In addition, the average selling price increase resulted in supplemental sales of $14 million, excluding the mix of products effect.

Excluding specific items, operating income stood at $27 million in the second quarter of 2014, compared to $19 million in the same period of 2013, an increase of $8 million mainly driven by better volumes and a higher average selling price. These two factors jointly generated $13 million of additional income. The cost of raw material went up by $7 million due to a different mix of products and a higher cost of fibre denominated in Canadian dollar for the Canadian mills. On the other hand, variable costs went down by $4 million, in good part due to efficiency savings resulting from the higher volume sold. In the second quarter of 2014, the Group’s reviewed the recoverable value of one mill and impairment charges of $17 million were recorded on assets due to difficult market conditions. In 2013, the sale of a land located at our New York City plant generated a gain of $2 million.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	19

BUSINESS SEGMENT REVIEW (continued)

PACKAGING PRODUCTS – BOXBOARD EUROPE

Our Industry

In Europe, the order inflows of white-lined chipboard (WLC) increased by 1%, compared to the same period last year. Sequentially, the order inflows were 3% higher. For the first half of 2014, WLC prices remained stable all over Europe. It is important to note that solid bleached board (SBB) inflows are no longer included in the virgin coated duplex boxboard statistics, since the beginning of 2014. This explains why the 2014 curve is lower than that of previous years.

Source: CEPI Cartonboard

Our Performance

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

The main variances in sales and operating income for the Boxboard Europe Group in the second quarter of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the second quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

20	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Shipments decreased by 4,000 s.t., or 1%, to 283,000 s.t. in the second quarter of 2014, compared to 287,000 s.t. in the same period of 2013. The decrease is coming from our recycled boxboard activities that encountered softer market conditions.

The total average selling price went up by $78, to $781 per s.t., in the second quarter of 2014, compared to $703 in the same period of 2013, resulting mainly from a lower Canadian dollar. The average selling price in Euros slightly decreased and is still affected by the challenging economy and market environment in Europe. The average selling price in euros decreased by €4, or 1%, to €522 in the second quarter of 2014, compared to €526 in the same period of 2013. The recycled activities average selling price is down by €3 while the virgin boxboard activities’ selling prices is up by €15 in the second quarter of 2014, compared to the same period of 2013. A change in the mix of products sold between the virgin and the boxboard products explains the net decrease of €4 in the average selling price in Euros.

As a result, the Boxboard Europe Group’s sales increased by $17 million, or 8%, to $220 million in the second quarter of 2014, compared to $203 million in the same period of 2013. The 11% depreciation of the Canadian dollar against the Euro accounted for $24 million of the increase. On the other hand, the lower volume partly offset the increase for $5 million. The lower volume is coming from the recycled boxboard facilities.

Excluding specific items, operating income stood at $11 million in the second quarter of 2014, compared to $3 million in the same period of 2013, an increase of $8 million. The lower raw material costs and lower energy costs following new favourable natural gaz contracts in our recycled boxboard activities accounted, respectively, for a $3 million and a $2 million increase. As explained above, the depreciation of the Canadian dollar against the Euro accounted for a $2 million of the increase, and the decrease in repairs and maintenance costs in both the virgin and recycled boxboard activities contributed in part to a $3 million positive costs reduction. On the other hand, lower volume and lower average selling price accounted both for a $1 million decrease.

1 Shipments do not take into account the elimination of business sector inter-company shipments. 2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	21

BUSINESS SEGMENT REVIEW (continued)

PACKAGING PRODUCTS – SPECIALTY PRODUCTS

Our Industry

Fibre costs in North America

As weather conditions returned to normal during the quarter, the price of brown grades decreased to reach a level not seen since Q1 2013. As for the white grades, prices were stable to slightly higher. Prices for groundwood grades have remained stable for more than a year now.

Reference prices - Uncoated recycled boxboard

After a small increase in April 2014, the average price of uncoated recycled boxboard increased by 1% during the quarter compared to the previous quarter and was 5% higher than the same period last year.

Source : RISI

Our Performance

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

The main variances in sales and operating income (loss) for the Specialty Products Group in the second quarter of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the second quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

22	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Shipments decreased by 2,000 s.t., or 3%, to 66,000 s.t. in the second quarter of 2014, compared to 68,000 s.t. in the same period of 2013, mostly due to lower volume in the Specialty Papers sector.

The Specialty Products Group’s sales increased by $7 million, or 4%, to $165 million in the second quarter of 2014, compared to $158 million in the same period of 2013. The increase was mainly driven by the 6% depreciation of the Canadian dollar against the U.S. dollar and accounted for $7 million of the increase.

Excluding specific items, operating income stood at $4 million in the second quarter of 2014, compared to $6 million in the same period of 2013, a decrease of $2 million. Higher raw material costs and lower volume accounted respectively for $3 million and $1 million of the decrease. This was partly offset by higher selling prices for $2 million. An impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter following the closure announcement of our East Angus kraft paper mill. In addition, a curtailment gain of $9 million was recorded on the pension plan. The Group also recorded impairment charges of $3 million on other assets. Finally, the Group recorded impairment charges of $2 million on property, plant and equipments and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. The Corporation is currently analyzing different options with regards to this plant.

1	Industrial Packaging and Specialty Papers shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	23

BUSINESS SEGMENT REVIEW (continued)

TISSUE PAPERS

Our Industry

During the second quarter of 2014, production of parent rolls reached an all-time high at 2,138 million short tons. Year over year, the cumulative production of parent rolls increased by 1% while converted products shipments grew by 2%. The capacity utilization rate in the quarter averaged 97% as companies stock up for the summer and seasonal maintenance. Shipments in the away-from-home market increased by 15%, and the retail market grew by 2% compared to the previous quarter. As for the parent roll production, it increased by 4% sequentially.

Source : RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in the second quarter of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the second quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

24	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Shipments decreased by 9,000 s.t, or 6%, to 140,000 s.t. in the second quarter of 2014, compared to 149,000 s.t. in the same period of 2013. The manufacturing external shipments decreased by 1,600 s.t., or 4%, to 40,300 s.t. in the period compared to 41,900 s.t in the same period of 2013. The converting shipments decreased by 8,600 s.t., or 8%, to 99,500 s.t. in the period, compared to 108,100 s.t. in the same period of 2013. The decrease is mainly driven by slower demand in our retail U.S. business segment.

The total average selling price went up by $66, or 4%, to $1,840 per s.t. in the second quarter of 2014, compared to $1,774 per s.t for the same period of 2013. The 6% depreciation of the Canadian dollars over the U.S. dollar contributed to the increase in the average selling price. This gain was partially offset by an unfavourable integration rate, as well as a higher proportion of Away from Home products sold over retail products. Just as the first quarter of 2014, selling prices were lower in our Canadian retail segment and for our jumbo roll products.

The Tissue Paper Group’s sales decreased by $7 million, or 3%, to $257 million in the second quarter of 2014 compared to $264 million in the same period of 2013. Lower volume more than offset the decrease in the Canadian dollar against the U.S. dollar which had impacts of $16 million and $14 million respectively. As explained above, the lower average selling price also removed $5 million of sales.

Excluding specific items, operating income stood at $11 million in the second quarter of 2014, compared to $23 million in the same period of 2013, a decrease of $12 million, or 52%. Lower volume on our U.S retail market led to a negative impact of $5 million. An increase in the price of virgin pulp and an increase in the recycled fibres price led to a negative raw material impact of $5 million. Also, as mentioned above, the selling price was negatively impacted, mainly by the product mix for an amount of $5 million. Lower sub-contracting costs partially offset these negative variations.

1	Shipments do not take into account the elimination of business sector inter-company shipments.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	25

CORPORATE ACTIVITIES

The operating loss in the first half of 2014 includes an unrealized loss of $2 million ($1 million loss for the second quarter) on financial instruments. It also includes an impairment charge of $16 million on notes receivable related to the 2011 disposal of our U.S. boxboard activities. In the first quarter of 2013, the Corporation recorded a $5 million charge due to the establishment of employment contracts in favour of the new CEO and the Presidents of its Containerboard, Specialty Products and Tissue business segments. Operating loss was lower in the first six months of 2014, due to lower costs related to our information system transformation and corporate expenses.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

The depreciation and amortization expense increased by $5 million, to $90 million ($46 million in the second quarter) in the first half of 2014, compared to $85 million ($43 million in the second quarter) in the same period of 2013. The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2014, but have been more than offset by capital investments completed during the last twelve months and the depreciation of the Canadian dollar against the Euro and the U.S. dollar, which increases the depreciation expense from our European and U.S. operations.

FINANCING EXPENSE AND INTEREST ON FUTURE EMPLOYEE BENEFITS

The financing expense and interest on future employee benefits increased by $3 million to $59 million ($29 million in the second quarter) in the first half of 2014, compared to $56 million ($28 million in the second quarter) in the same period of 2013. The depreciation of the Canadian dollar against the Euro and the U.S. dollar, and a higher level of debt both increased the interest expense.

Interest expense on future employee benefits decreased by $1 million to $4 million ($2 million in the second quarter) in the first half of 2014, compared to $5 million ($2 million in the second quarter) in the same period of 2013, due to good investment returns in 2013, which reduced the pension plan deficit. This expense does not require any cash payment by the Corporation.

On June 19, 2014, The Corporation issued, at par, new unsecured senior notes in the amount of US$550 million and $250 million with a 5.50% coupon. The proceeds of these new notes were used to repurchase our senior notes due in 2016 and 2017 that were yielding at an effective interest rate of 8.00%. The remaining portion of these proceeds was affected to the partial reimbursement of our revolving credit facility. The refinancing of these notes will reduce our future interest expense by approximately $15 million annually.

RECOVERY OF INCOME TAXES

In the first half of 2014, the Corporation recorded an income tax recovery of $17 million ($15 million in the second quarter), for an effective-tax rate of 30%. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, are calculated at the rate of capital gains. The rate is also impacted by the utilization of unrecognized tax losses in our Boxboard Europe Group. However, this was offset by the reduction of future income tax assets related to a non-refundable tax credit in New York State following the announcement of a tax rate reduction on manufacturing taxable income.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 35%. In fact, the weighted average applicable tax rate is 27% for the first half of 2014.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 34.27% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France.

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. Since 2010, the Corporation has invested US$129 million ($130 million), (including a bridge loan of US$15 million ($15 million)), in Greenpac Mill LLC (Greenpac) in relation to the construction of a recycled containerboard mill in New York State (U.S.A.), in partnership with third parties. The mill successfully started its production, as planned, on July 15, 2013. Our objective of achieving 90% of the nameplate capacity within 12 months still stands and the ramp-up has been progressing according to plan. We are extremely satisfied with the efficiency of the board machine and the quality of the board. Average daily

26	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

production during the second quarter of 2014 was 1,146 short tons per day (1,176 short tons per day in June), compared to 947 short tons in the first quarter of 2014, with peaks close to our nameplate capacity of 1,500 short tons a day. In addition, positive operating income before depreciation was achieved in the first and second quarters of 2014, keeping up with the upward trend started in the 2013 fourth quarter of 2013. In the first half of the year, Greenpac had a $6 million negative contribution to our share of results of associates and joint ventures ($1 million for the second quarter). No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes.

The proportionate results of our joint ventures only, (i.e. excluding associates Boralex and Greenpac) were as follows for the 3-month and 6-month periods ended June 30, 2014 and 2013:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Condensed statement of earnings
Sales, net of inter-company	24	23	47	44
Cost of sales and expenses	21	21	41	38
Depreciation and amortization	-	-	1	1
Operating income and net earnings before income tax	3	2	5	5
Income tax	1	-	1	1
Net earnings	2	2	4	4

RESULTS OF DISCONTINUED OPERATIONS

Boxboard Europe Group

On June 15, 2014, we definitively ceased the operation of our virgin boxboard mill located in Sweden. The operating results and cash flows from this activity are presented as discontinued operations and prior periods have been restated.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Results of the discontinued operations of Swedish virgin boxboard
Sales, net of intercompany transactions	12	12	26	26
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	13	12	27	26
Impairment charges and restructuring costs	11	—	11	—
Other expenses	—	1	1	2
Net loss from discontinued operations	(12)	(1)	(13)	(2)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations of Swedish virgin boxboard
Cash flows used for:
Operating activities	(1)	(4)	—	(3)

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	27

Specialty Product Group

On June 30, 2014, we sold our fine papers activities in the Specialty Product Group for an amount of $39 million, of which $37 million has been received and $2 million should be received shortly. The net loss from discontinued operations includes the net loss on disposal of the fine papers activities of $27 million ($38 million before income taxes). The operating results and cash flows from this activity are presented as discontinued operations and prior periods have been restated.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Results of the discontinued operations of Fine Papers Activities
Sales, net of intercompany transactions	42	38	85	78
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	36	32	72	65
Depreciation and amortization	1	1	3	3
Other expenses	3	3	6	6
Operating income	2	2	4	4
Interest expense on employee future benefits	—	—	1	1
Income tax	1	1	1	1
Net earnings from operations	1	1	2	2
Loss on disposal, net of income taxes	(27)	—	(27)	—
Net earnings (loss) from discontinued operations	(26)	1	(25)	2

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations of Fine Papers Activities
Cash flows from (used for):
Operating activities	3	4	3	7
Investing activities	—	(1)	(1)	(1)
Consideration received on disposal, net of transactions fees of $1 million	36	—	36	—
Total	39	3	38	6

Net loss on disposal is calculated as follows:

(in millions of Canadian dollars)	As of June 30, 2014
Total consideration received	39
Transactions fees	(1)
Book value of net assets disposed	(76)
Loss on disposal before income taxes	(38)
Income tax recovery	11
Loss on disposal, net of income taxes	(27)

28	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $26 million ($30 million in the second quarter) of operating cash flow in the first half of 2014, compared to $33 million ($15 million in the second quarter) in the same period of 2013. Changes in non-cash working capital components used the amount of $64 million ($2 million in the second quarter) in liquidity in the first half of 2014, compared to $51 million ($24 million in the second quarter) in the same period of 2013. The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in pre-paid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. In the first quarter, our working capital increased due to higher inventory level following softer demand in particular in our Tissue business and higher volume towards the end of March. Despite higher shipments in the second quarter, we were able to maintain our cash requirements at their minimum. Also, in Europe, a reduction of $16 million (€11 million) in factoring of accounts receivable contributed to the first half of the year increase. Our average working capital of the last twelve months, as a percentage of sales, decreased slightly to 12.7%, compared to the end of 2013.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $90 million ($32 million in the second quarter) in the first half of 2014, compared to $84 million ($39 million in the second quarter) in the same period of 2013. During the first half of 2014, cash flows from continuing operating activities was reduced by a refinancing cost of $20 million and closure costs of $4 million. This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in the first half of 2014 required total cash resources of $76 million ($33 million in the second quarter) in the first half of 2014, compared to $89 million ($43 million in the second quarter) in the same period of 2013. Capital expenditures accounted for $75 million ($33 million in the second quarter), compared to $68 million ($26 million in the second quarter) in the same period of 2013, net of proceeds of disposals of $6 million ($1 million in the second quarter) compared to $6 million ($4 million in the second quarter) in the same period of 2013 and other assets and investments in associates and joint ventures, for an amount of $1 million (nil in the second quarter), compared to $21 million ($17 million in the second quarter) in the same period of 2013.

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

Capital expenditures projects paid for in the first half of the year 2014 amounted to $81 million ($34 million in the second quarter), compared to $74 million ($30 million in the second quarter) in the same period of 2013. New capital expenditure projects in the first half of 2014 amounted to $63 million ($37 million in the second quarter), compared to $54 million ($28 million in the second quarter) in the same period of 2013. The remaining amounts are related to the variation in purchases of property, plant and equipment included in “Trade and Other Payables” and to capital-lease acquisitions.

New capital expenditures projects by sector were as follows in the first half of 2014 (in M$):

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	29

The major capital projects initiated, in progress or completed in the first half of 2014 are as follows:

CONTAINERBOARD

•

$8 million, for which grants were awarded, at our Cabano mill, for the installation of bio-refinery equipment, which will increase our return on wood chips and reduce chemical usage and atmospheric emissions.

TISSUE PAPERS

•	$8 million as part of the project recently announced, of $35 million, to convert and start up a second paper machine at our Oregon plant.

•	$3 million for a new towel line that will allow us to increase our production capacity in this fast-growing southeastern U.S. market.

Other capital projects initiated, in progress or completed across the Corporation have been paid for in the first half of 2014 but are not significant enough to be described.

PROCEEDS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

In the first half of 2014, the main transaction composing the $6 million proceeds on disposal of property, plant and equipment are as follows:

•	The Containerboard Group sold a building related to a plant previously closed, for proceeds of $3 million.

•	The Boxboard Europe Group, specifically RdM, sold some equipment in 2013 from a plant that had been closed and received proceeds of $2 million in the first quarter of 2014.

INCREASE IN OTHER ASSETS AND INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In the first half of 2014, the Corporation also invested in other assets and made investments as well in associates and also in joint ventures for $1 million (nil in the second quarter) in total, compared to $21 million ($17 million in the second quarter) in the same period of 2013. The investments are as follows:

$3 million (compared to $9 million in the same period of 2013) for the modernization of our financial information system to an ERP information technology system. However, Greenpac repaid $2 million on its bridge loan to the Corporation.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

DEBT REFINANCING

On June 19, 2014, the Corporation issued US$550 million aggregate principal amount of 5.50% senior notes due 2022 and CAN$250 million aggregate principal amount of 5.50% due 2021. The Corporation used the proceeds from these offerings of notes to fund the purchase of the Corporation’s unsecured senior notes maturing in 2016 and 2017. The Corporation used part of the proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer totaling $13 million.

As well, the Corporation purchased for a total consideration of US$307 million ($332 million) and $154 million, including premiums of US$13 million ($14 million) and $6 million, a total of US$294 million aggregate principal amount of 7.75% senior notes due 2017 and $148 million aggregate principal amount of 7.75 % senior notes due 2016. The remaining amount temporarily reduced our credit facility by $286 million and increased our cash balance by $61 million.

On July 21, 2014, the Corporation redeemed, for a total consideration of US$214 million ($230 million) and $54 million, including premiums of US$8 million ($8 million) and $2 million, a total of US$206 million aggregate principal amount of 7.75% senior notes due 2017 and $52 million aggregate principal amount of 7.75 % senior notes due 2016.

30	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Issuance proceeds were used as follows1:

(in millions of Canadian dollars)	JUNE 2014	JULY 2014	TOTAL
Debt issuance	846	—	846
Offering and tender offer fees	(13)	—	(13)
Refinanced debt repurchase	(466)	(275)	(741)
Premium paid on refinanced debt	(20)	(10)	(30)
Increase (decrease) of credit facility	(286)	224	(62)
Decrease (increase) in cash balance	(61)	61	—

1	Not adjusted for foreign exchange rate variance after issuance on June 19, 2014.

Including the $8 million ($4 million in the second quarter) in dividends paid out in the first half of 2014, financing activities from continuing operations, including debt repayment and the change in our revolving facility, generated $88 million in liquidity ($37 million in the second quarter), compared to $39 million ($27 million in the second quarter) in the same period of 2013.

LIQUIDITY FROM DISCONTINUED OPERATIONS

Cash flows from discontinued operations are as follows:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations
Cash flows from (used for):
Operating activities	2	—	3	4
Investing activities	—	(1)	(1)	(1)
Consideration received on disposal, net of transactions fees of $1 million	36	—	36	—
Total	38	(1)	38	3

CONSOLIDATED FINANCIAL POSITION

AS AT JUNE 30, 2014 AND DECEMBER 31, 2013

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	June 30, 2014	December 31, 2013
Cash and cash equivalents	98	23
Working capital[1]	469	455
% of sales[2]	12.7%	12.9%
Bank loans and advances	79	56
Current portion of long-term debt	307	39
Long-term debt	1,357	1,540
Total debt	1,743	1,635
Net debt (total debt less cash and cash equivalent)	1,645	1,612
Equity attributable to Shareholders	974	1,081
Total equity	1,093	1,194
Total equity and net debt	2,738	2,806
Ratio of net debt/(total equity and net debt)	60.1%	57.4%
Shareholders’ equity per share (in dollars)	$10.35	$11.52

1	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Starting in the second quarter of 2014, it excludes the working capital of the fine papers activities of the Specialty Products group sold on June 30, 2014.
2	% of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. For June 30, 2014, it includes the results of the fine papers activities in the Specialty Products group.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	31

NET DEBT RECONCILIATION

The variances in the net debt (total debt less cash and cash equivalents) for the first half of the year are shown below (in M$), with the applicable financial ratios included (2013 OIBD excluding specific items includes the results of the discontinued operations):

352	OIBD excluding specific items (last twelve months)	364
4.6	Net debt/OIBD excluding specific items	4.5

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2014 are initially approved at $160 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at June 30, 2014, the Corporation had $511 million (net of letters of credit in the amount of $32 million) available through its $750 million credit facility. As well, as at June 30, 2014, the Corporation had a temporary excess cash balance resulting from our debt refinancing that occurred on June 19, 2014. As explained before, this positive cash balance and a portion of the credit facility were used to redeemed the outstanding 2016 and 2017 notes on July 21, 2014 (for more details, see section ‘‘Financing activities form continuing operations’’).

In 2013, the Corporation issued $23 million in new letters of credit related to the Greenpac project, which should decrease in 2014. As at June 30, 2014, these letters of credit stand at the same amount.

NEAR-TERM OUTLOOK

For the remainder of the year, we expect stable market conditions and recycled paper prices. We will take three weeks of downtime at the Santa Giustina boxboard mill in Italy for a major rebuild of one of the paper machines. Consequently, we now expect our 2014 results to be similar to what we generated in 2013. On a more positive note, our exit from declining sectors that normally require substantial maintenance expenditures puts us in a better position for the future. Our recent refinancing will result in interest savings of close to $15 million per year, and, when combined with the proceeds of the sale of our fine papers activities, has provided for $100M of additional financial flexibility.

CAPITAL STOCK INFORMATION

As at June 30, 2014, issued and outstanding capital stock consisted of 94,145,944 common shares (93,887,849 as at December 31, 2013), and 6,684,307 stock options were issued and outstanding (6,656,423 as at December 31, 2013). In the first half of 2014, 543,201 were granted, 258,095 options were exercised and 257,222 options were forfeited. As at August 11, 2014, issued and outstanding capital stock consisted of 94,145,944 common shares and 6,684,307 stock options.

32	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For all the details for this section, please refer to Notes 2 and 3 of page 49, part of the unaudited condensed interim consolidated financial statements.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at June 30, 2014 for providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICOFR as at June 30, 2014, based on the framework established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (version 1992). Based on this assessment, they have concluded that the Corporation’s ICOFR were effective at that date.

During the quarter ended June 30, 2014, there were no changes to the Corporation’s ICOFR that have materially affected, or are reasonably likely to materially affect, its ICOFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 52 to 60 of our Annual Report for the year ended December 31, 2013 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	33

APPENDIX

INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – CONTAINERBOARD

Our Performance (Q2 2013 YTD vs Q2 2014 YTD)

The main variances in sales and operating income for the Containerboard Group in the first half of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first half of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

34	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

1    Shipments do not take into account the elimination of business sector inter-company shipments.

2    Average selling price is a weighted average of containerboard and boxboard shipments.

3    Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 4%, or 26,000 s.t., to 646,000 s.t. in the first six months of 2014, compared to 620,000 s.t. in the same period of 2014. The containerboard mills’ shipments went up by 24,000 s.t., or 13%, as they sold fewer tons internally following the start-up of the Greenpac mill [3] which is now fulfilling a portion of our internal converting linerboard needs. Our converting sector registered a volume increase of 0.6% while our folding carton plant saw its shipments decrease by 5,000 s.t. and our corrugated plants registered an increase of 7,000 s.t. (same-plants basis) representing an improvement of 2.1%. During the same period, the Canadian and U.S. corrugated products industries respectively recorded an increase of 2.5% and a decrease of 0.3%.

The total average selling price went up by $50, or 5%, to $1,069 per s.t. in the first six months of 2014 compared to $1,019 in the same period of 2013. Both our sectors fully benefited from the 2013 spring market price increase, as well as the weakening of the Canadian dollar. The containerboard mills’ average selling price went up by US$20 per s.t. while our corrugated products plants saw their average selling price increase by $64 per s.t.. The change in the Group’s product mix had a negative impact on the average selling price, as the mills increased their share of the Group’s total volume.

As a result, the Containerboard Group’s sales increased by $60 million, or 9%, to $693 million in the first six months of 2014, compared to $633 million in the same period of 2013. The change in the Group’s product mix outlined above subtracted $19 million of sales, with the sale of our two plants located in the Maritimes at the end of January 2014 subtracting another $7 million. On the other hand, the higher average selling price and volume increase respectively generated $34 and $25 million of additional income. As well, the 7% decrease of the Canadian dollar against the U.S. dollar added $22 million of sales.

Excluding specific items, operating income stood at $45 million in the first six months of 2014, compared to $30 million in the same period of 2013, an increase of $15 million. Operating income for the first quarter was affected by higher operating costs, mainly energy for $4 million due to severe weather conditions and $4 million following a 14-day equipment failure, at our Trenton mill, with regard to our water treatment operation. The improved financial performance primarily reflects better selling prices and volumes in both our sectors. Together, they allowed $23 million of additional income. Raw material costs went up by $16 million due to a higher fibre price in our manufacturing mills; an increased volume of paper bought externally, namely from Greenpac; and the weakness of the Canadian dollar when compared to 2013. On the other hand, variable costs were positively affected by efficiency savings coming from higher volumes and by the change in the Group’s product mix that jointly created savings of $12 million. In the second quarter of 2014, the Group reviewed the recoverable value of one mill and impairment charges of $17 million were recorded on assets due to difficult market conditions. Finally, a gain of $5 million was recorded following the contribution of our assets in the Atlantic provinces to a newly formed joint-venture with Maritime Paper Products Limited, in which we have a 40% ownership share.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	35

APPENDIX (CONTINUED)

INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – BOXBOARD EUROPE

Our Performance (Q2 2013 YTD vs Q2 2014 YTD)

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

The main variances in sales and operating income for the Boxboard Europe Group in the first half of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first half of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

36	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Shipments remained stable at 573,000 s.t. in the first half of 2014, compared to the same period of 2013. The shipments increased in our virgin boxboard activities due in part to a pulp tank incident that happened in the first quarter of 2013 and reduced the production output. On the other hand, the shipments decreased in our recycled boxboard activities due to the challenging environment in Europe.

The total average selling price went up by $90, to $790 per s.t., in the first half of 2014, compared to $700 in the same period of 2013, resulting mainly from a lower Canadian dollar. The average selling price in Euros slightly increased but is still affected by the challenging economy and market environment in Europe. The average selling price in euros increased by €1, to €525 in the first half of 2014, compared to €524 in the same period of 2013. The recycled activities average selling price is down by €2 while the virgin boxboard activities’ selling prices is up by €6 in the first half of 2014, compared to the same period of 2013. The challenging economy and market conditions prevailing during the first half of the year have been detrimental to our average selling price.

As a result, the Boxboard Europe Group’s sales increased by $51 million, or 13%, to $452 million in the first half of 2014, compared to $401 million in the same period of 2013. The 12% depreciation of the Canadian dollar against the Euro is the key factor explaining that increase and accounted for $51 million of it.

Excluding specific items, operating income stood at $26 million in the first half of 2014, compared to $5 million in the same period of 2013, an increase of $21 million. As part of the $6 million positive energy impact, we recorded a $5 million gain in the first quarter of 2014 on certificates of energy efficiency issued by the Italian authorities for savings achieved through approved projects. As explained above, the depreciation of the Canadian dollar against the Euro accounted for $5 million of the increase, and the decrease in repairs and maintenance costs in both our virgin and recycled boxboard activities, contributed in part to a $6 million positive costs reduction. As well, lower raw material costs accounted for $4 million of the increase.

1	Shipments do not take into account the elimination of business sector inter-company shipments.

2	Average selling price is a weighted average of virgin and recycled boxboard shipments.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	37

APPENDIX (CONTINUED)

INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – SPECIALTY PRODUCTS

Our Performance (Q2 2013 YTD vs Q2 2014 YTD)

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

The main variances in sales and operating income for the Specialty Products Group in the first half of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first half of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

38	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Shipments decreased by 1,000 s.t., or 1%, to 132,000 s.t. in the first half of 2014 compared to 133,000 s.t. in the same period of 2013 mostly due to lower volume in the Specialty Papers sector.

The Specialty Products Group’s sales increased by $18 million, or 6%, to $325 million in the first half of 2014 compared to $307 million in the same period of 2013. The increase was mainly driven by the 7% depreciation of the Canadian dollar against the U.S. dollar and accounted for $17 million of the increase.

Excluding specific items, operating income stood at $8 million in the first half of 2014 compared to $10 million in the same period of 2013, a decrease of $2 million. Higher raw material costs, higher repair and maintenance as well as higher energy costs accounted for a negative contribution of $3 million, $2 million and $1 million, respectively. These were partly offset by favourable exchange rate and higher selling prices both for a $3 million positive impact on the operating income. An impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter following the closure announcement of our East Angus kraft paper mill. In addition, a curtailment gain of $9 million was recorded on pension plan. The Group also recorded impairment charges of $3 million on other assets. Finally, the Group recorded impairment charges of $2 million on property, plant and equipments and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. The Corporation is currently analyzing different options with regards to this plant.

1	Industrial Packaging and Specialty Papers shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	39

APPENDIX (CONTINUED)

INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - TISSUE PAPERS

Our Performance (Q2 2013 YTD vs Q2 2014 YTD)

The main variances in sales and operating income for the Tissue Papers Group in the first half of 2014, compared to the same period of 2013, are shown below:

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first half of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 17 for more details and reconciliation.

40	CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Shipments decreased by 22,000 s.t., or 8%, to 270,000 s.t. in the second quarter of 2014, compared to 292,000 s.t. in the same period of 2013. The manufacturing external shipments decreased by 8,100 s.t, or 10%, to 76,900 s.t in the period, compared to 85,000 s.t in the same period of 2013. The converting shipments decreased by 13,600 s.t., or 6.6%, to 193,000 s.t in the period, compared to 206,600 s.t in the same period in 2013. The decrease is mainly driven by slower demand in our retail segment.

The total average selling price, went up by 129$, or 7%, to $1,859 per s.t. in the first half of 2014 compared to $1,730 per s.t. in the same period of 2013. The 7% depreciation of the Canadian dollar against the U.S. dollar contributed to increasing the average selling price as well as a favourable integration rate of manufactured volume. These gains were partially offset by a price erosion in our Retail Canada segment due to a competitive market landscape combined with a lower jumbo rolls selling price.

The Tissue Paper Group’s sales decreased by $3 million, or 1%, to $502 million in the first half of 2014, compared to $505 million in the same period of 2013. Lower volume more than offset the 7% depreciation of the Canadian dollar against the U.S. dollar, which had an impact of $37 million and $32 million respectively. The lower average selling price, as explained above, had a $4 million negative impact on sales.

Excluding specific items, operating income stood at $20 million in the first half of 2014, compared to $41 million in the same period of 2013, a decrease of $21 million, or 51%. Lower volume on our U.S. retail market combined to a favourable integration rate led to a negative impact of $13 million. An increase in the price of virgin pulp and in the recycled fibres prices led to a negative raw material impact of $5 million. Also, the cold weather in the Northeast in the first quarter of 2014 explains $4 million of the $5 million negative energy impact. These items were partially offset by lower sub-contracting cost as we completed the installation of a new production line in order to increase our U.S. converting capacity, as well as a favourable exchange rate, for $7 million (part of the other costs) and $5 million respectively.

1	Shipments do not take into account the elimination of business sector inter-company shipments.

CASCADES Q2 2014 MANAGEMENT’S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	41

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	JUNE 30, 2014	DECEMBER 31, 2013
Assets
Current assets
Cash and cash equivalents		98	23
Accounts receivable		563	512
Current income tax assets		30	34
Inventories		512	543
Financial assets	8	2	2
		1,205	1,114
Long-term assets
Investments in associates and joint ventures	6	258	261
Property, plant and equipment		1,579	1,684
Intangible assets with finite useful life		190	196
Financial assets	8	16	17
Other assets		78	108
Deferred income tax assets		163	118
Goodwill and other intangible assets with indefinite useful life		333	333
		3,822	3,831
Liabilities and Equity
Current liabilities
Bank loans and advances		79	56
Trade and other payables		596	590
Current income tax liabilities		6	2
Current portion of provisions for contingencies and charges		12	2
Current portion of financial liabilities and other liabilities	8	11	11
Current portion of refinanced senior notes	7	272	—
Current portion of other long-term debt	7	35	39
		1,011	700
Long-term liabilities
Long-term debt	7	1,357	1,540
Provisions for contingencies and charges		35	37
Financial liabilities	8	27	39
Other liabilities		188	212
Deferred income tax liabilities		111	109
		2,729	2,637
Equity attributable to Shareholders
Capital stock		483	482
Contributed surplus		18	17
Retained earnings		530	642
Accumulated other comprehensive loss		(57)	(60)
		974	1,081
Non-controlling interest		119	113
Total equity		1,093	1,194
		3,822	3,831

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

42	CASCADES Q2 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	NOTE	2014	2013	2014	2013
Sales		985	934	1,926	1,796
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $46 million for 3-month period (2013 - $43 million) and $90 million for 6-month period (2013 - $85 million))	2	851	806	1,671	1,561
Selling and administrative expense	2	87	92	176	178
Loss (gain) on acquisitions, disposals and others	6	-	(2)	(5)	3
Impairment charges and restructuring costs	5	38	-	38	-
Foreign exchange loss (gain)		2	(2)	-	(4)
Loss on derivative financial instruments		2	3	4	2
		980	897	1,884	1,740
Operating income		5	37	42	56
Financing expense		27	26	55	51
Interest expense on employee future benefits		2	2	4	5
Loss on refinancing of long-term debt		44	-	44	-
Foreign exchange loss (gain) on long-term debt and financial instruments		(13)	5	(7)	7
Share of results of associates and joint ventures		2	1	2	(2)
Profit (loss) before income taxes		(57)	3	(56)	(5)
Recovery of income taxes		(15)	-	(17)	-
Net earnings (loss) from continuing operations including non-controlling interest for the period		(42)	3	(39)	(5)
Net loss from discontinued operations for the period	4	(38)	-	(38)	-
Net earnings (loss) including non-controlling interest for the period		(80)	3	(77)	(5)
Net earnings attributable to non-controlling interest		3	1	7	1
Net earnings (loss) attributable to Shareholders for the period		(83)	2	(84)	(6)
Net earnings (loss) from continuing operations per basic and diluted common share		$(0.48)	$0.03	$(0.49)	$(0.06)
Net earnings (loss) per basic and diluted common share		$(0.88)	$0.03	$(0.89)	$(0.06)
Weighted average basic number of common shares outstanding		93,985,582	93,880,199	93,936,986	93,882,914
Weighted average number of diluted common shares		95,272,645	94,540,336	95,387,909	94,387,642
Net earnings (loss) attributable to Shareholders:
Continuing operations		(45)	2	(46)	(6)
Discontinued operations		(38)	-	(38)	-
Net earnings (loss)		(83)	2	(84)	(6)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CASCADES Q2 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	43

CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Net earnings (loss) including non-controlling interest for the period	(80)	3	(77)	(5)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(26)	24	1	35
Change in foreign currency translation related to net investment hedging activities	19	(15)	(1)	(24)
Income taxes	(3)	2	-	3
Cash flow hedges
Change in fair value of foreign exchange forward contracts	3	(2)	2	(4)
Change in fair value of interest rate swaps	(3)	10	(8)	10
Change in fair value of commodity derivative financial instruments	1	(1)	9	5
Income taxes	-	(4)	-	(5)
Available-for-sale financial assets	(1)	-	(1)	-
	(10)	14	2	20
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(9)	34	(28)	33
Income taxes	3	(9)	8	(9)
	(6)	25	(20)	24
Other comprehensive income (loss)	(16)	39	(18)	44
Comprehensive income (loss) including non-controlling interest for the period	(96)	42	(95)	39
Comprehensive income (loss) attributable to non-controlling interest for the period	(1)	4	6	4
Comprehensive income (loss) attributable to Shareholders for the period	(95)	38	(101)	35
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(56)	34	(60)	31
Discontinued operations	(39)	4	(41)	4
Comprehensive income (loss)	(95)	38	(101)	35

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

44	CASCADES Q2 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance – Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	–	–	(84)	–	(84)	7	(77)
Other comprehensive income (loss)	–	–	(20)	3	(17)	(1)	(18)
	–	–	(104)	3	(101)	6	(95)
Dividends	–	–	(8)	–	(8)	–	(8)
Stock options	1	1	–	–	2	–	2
Balance – End of period	483	18	530	(57)	974	119	1,093
	For the 6-month period ended June 30, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance – Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income (loss)
Net earnings (loss)	–	–	(6)	–	(6)	1	(5)
Other comprehensive income (loss)	–	–	24	17	41	3	44
	–	–	18	17	35	4	39
Dividends	–	–	(8)	–	(8)	–	(8)
Stock options	–	1	–	–	1	–	1
Acquisition of non-controlling interest	–	–	9	–	9	(15)	(6)
Balance – End of period	482	17	586	(70)	1,015	105	1,120

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CASCADES Q2 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	45

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2014	2013	2014	2013
Operating activities from continuing operations
Net earnings (net loss) attributable to Shareholders for the period		(83)	2	(84)	(6)
Net loss from discontinued operations for the period		38	–	38	–
Net earnings (loss) from continuing operations		(45)	2	(46)	(6)
Adjustments for:
Financing expense and interest expense on employee future benefits		29	28	59	56
Loss on refinancing of long-term debt		44	–	44	–
Depreciation and amortization		46	43	90	85
Loss (gain) on acquisitions, disposals and others		–	(2)	(5)	3
Impairment charges and restructuring costs		34	–	34	–
Unrealized loss on derivative financial instruments		2	3	3	2
Foreign exchange loss (gain) on long-term debt and financial instruments		(13)	5	(7)	7
Recovery of income taxes		(15)	–	(17)	–
Share of results of associates and joint ventures		2	1	2	(2)
Net earnings attributable to non-controlling interest		3	1	7	1
Net financing expense paid		(35)	(34)	(52)	(49)
Premium paid on long-term debt refinancing	7	(20)	–	(20)	–
Income taxes paid		(2)	–	–	(1)
Dividend received		5	–	7	1
Employee future benefits and others		(3)	(8)	(9)	(13)
		32	39	90	84
Changes in non-cash working capital components		(2)	(24)	(64)	(51)
		30	15	26	33
Investing activities from continuing operations
Investments in associates and joint ventures		–	(1)	–	(1)
Payment for property, plant and equipment		(34)	(30)	(81)	(74)
Proceeds on disposals of property, plant and equipment		1	4	6	6
Investments in intangible and other assets		–	(16)	(1)	(20)
		(33)	(43)	(76)	(89)
Financing activities from continuing operations
Bank loans and advances		4	(4)	27	1
Change in revolving credit facilities		(320)	81	(274)	105
Issuance of senior notes, net of related expenses	7	833	–	833	–
Repayment of senior notes	7	(466)	(6)	(466)	(10)
Increase in other long-term debt		1	4	1	13
Payments of other long-term debt		(12)	(15)	(26)	(29)
Settlement of derivative financial instruments		–	(10)	–	(14)
Issuance of common shares		1	–	1	–
Acquisition of non-controlling interest including dividend paid		–	(19)	–	(19)
Dividends paid to the Corporation’s Shareholders		(4)	(4)	(8)	(8)
		37	27	88	39
Change in cash and cash equivalents during the period from continuing operations		34	(1)	38	(17)
Change in cash and cash equivalents during the period from discontinued operations	4	38	(1)	38	3
Net change in cash and cash equivalents during the period		72	(2)	76	(14)
Currency translation on cash and cash equivalents		(1)	1	(1)	1
Cash and cash equivalents – Beginning of period		27	8	23	20
Cash and cash equivalents – End of period		98	7	98	7

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

46	CASCADES Q2 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2013.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

		SALES
		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2014	2013	2014	2013
Packaging Products
Containerboard		363	335	693	633
Boxboard Europe		232	215	478	427
Specialty Products		207	196	410	385
Discontinued operations of Boxboard Europe	4	(12)	(12)	(26)	(26)
Discontinued operations of Specialty Products	4	(42)	(38)	(85)	(78)
Intersegment sales		(15)	(15)	(29)	(28)
		733	681	1,441	1,313
Tissue Papers		257	264	502	505
Intersegment sales and others		(5)	(11)	(17)	(22)
Total		985	934	1,926	1,796
		OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2014	2013	2014	2013
Packaging Products
Containerboard		25	35	63	60
Boxboard Europe		8	10	31	21
Specialty Products		(30)	16	(18)	27
Discontinued operations of Boxboard Europe	4	12	2	13	2
Discontinued operations of Specialty Products	4	35	(4)	31	(7)
		50	59	120	103
Tissue Papers		23	33	43	62
Corporate		(22)	(12)	(31)	(24)
Operating income before depreciation and amortization		51	80	132	141
Depreciation and amortization		(46)	(43)	(90)	(85)
Financing expense and interest expense on employee future benefits		(29)	(28)	(59)	(56)
Loss on refinancing of long-term debt		(44)	–	(44)	–
Foreign exchange gain (loss) on long-term debt and financial instruments		13	(5)	7	(7)
Share of results of associates and joint ventures		(2)	(1)	(2)	2
Profit (loss) before income taxes		(57)	3	(56)	(5)

CASCADES Q2 2014 - SEGMENTED INFORMATION	47

SEGMENTED INFORMATION (CONTINUED)

		PAYMENT FOR PROPERTY, PLANT AND EQUIPMENT
		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2014	2013	2014	2013
Packaging Products
Containerboard		5	9	12	18
Boxboard Europe		6	5	7	9
Specialty Products		4	5	8	7
Discontinued operations of Specialty Products	4	—	(1)	(1)	(1)
		15	18	26	33
Tissue Papers		20	7	32	12
Corporate		2	3	5	9
Total acquisitions		37	28	63	54
Proceeds on disposal of property, plant and equipment		(1)	(4)	(6)	(6)
Capital-lease acquisitions		(2)	(1)	(5)	(1)
		34	23	52	47
Acquisitions of property, plant and equipment included in ‘‘Trade and other payables’’
Beginning of period		9	10	33	28
End of period		(10)	(7)	(10)	(7)
Payment for property, plant and equipment net of proceeds on disposals		33	26	75	68

48	CASCADES Q2 2014 - SEGMENTED INFORMATION

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the 3-month and 6-month periods ended June 30, 2014

(tabular amounts in millions of Canadian dollars)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on August 11, 2014.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2013. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

In Q2 2014, the Corporation classifies shipping expenses of $18 million as cost of sales ($9 million for 3-month period). As a result of this classification, the Corporation has reclassified shipping expenses that were previously classified within Selling and administrative expenses to Cost of sales for the comparative period, resulting in a reclassification adjustment of $21 million as at June 30, 2013 ($11 million for 3-month period).

NOTE 3

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by Management in applying the Corporation’s accounting policies and the key sources of information were the same as the ones that applied to the audited consolidated financial statements for the year ended December 31, 2013.

CASCADES Q2 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	49

NOTE 4

DISCONTINUED OPERATIONS AND DISPOSAL

DISCONTINUED OPERATIONS

Boxboard Europe Group

On June 15, 2014, following the announcement made in 2013, we definitively ceased the operation of our virgin boxboard mill located in Sweden. The operating results and cash flows from this activity are presented as discontinued operations and prior periods have been restated.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Results of the discontinued operations of Swedish virgin boxboard
Sales, net of intercompany transactions	12	12	26	26
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	13	12	27	26
Impairment charges and restructuring costs	11	—	11	—
Other expenses	—	1	1	2
Net loss from discontinued operations	(12)	(1)	(13)	(2)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations of Swedish virgin boxboard
Cash flows used for:
Operating activities	(1)	(4)	—	(3)

Specialty Product Group

On June 30, 2014, we sold our fine papers activities of the Specialty Product Group for an amount of $39 million, before transaction fees of $1 million, of which $37 million has been received and $2 million should be received shortly. The operating results and cash flows from these activities are presented as discontinued operations and prior periods have been restated.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Results of the discontinued operations of Fine Papers Activities
Sales, net of intercompany transactions	42	38	85	78
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	36	32	72	65
Depreciation and amortization	1	1	3	3
Other expenses	3	3	6	6
Operating income	2	2	4	4
Interest expense on employee future benefits	—	—	1	1
Income tax	1	1	1	1
Net earnings from operations	1	1	2	2
Loss on disposal, net of income taxes	(27)	—	(27)	—
Net earnings (loss) from discontinued operations	(26)	1	(25)	2

50	CASCADES Q2 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations of Fine Papers Activities
Cash flows from (used for):
Operating activities	3	4	3	7
Investing activities	—	(1)	(1)	(1)
Consideration received on disposal, net of transactions fees of $1 million	36	—	36	—
Total	39	3	38	6

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Consolidated net loss from discontinued operations	(38)	—	(38)	—
Consolidated net loss from discontinued operations per common share
Basic and diluted	$(0.40)	$—	$(0.40)	$—

DISPOSAL OF THE FINE PAPERS ACTIVITIES

Assets and liabilities of the fine papers activities at the time of disposal were as follows:

	BUSINESS SEGMENT	SPECIALTY PRODUCTS GROUP
(in millions of Canadian dollar)		Fine Papers Activities
Accounts receivables		26
Inventories		33
Property, plants and equipment		62
Other assets		9
		130
Trade and other payables		30
Provisions for contingencies and charges		1
Other liabilities		23
		54
		76
Loss on disposal before tax and transactions fees		(37)
Transactions fees		(1)
Balance of sale price - included in other assets		(2)
Total consideration received		36

CASCADES Q2 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	51

NOTE 5

IMPAIRMENT AND RESTRUCTURING COSTS

In the first half of 2014, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month period ended June 30, 2014		For the 6-month period ended June 30, 2014
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Containerboard Group	17	—	17	—
Specialty Product Group	10	(5)	10	(5)
Corporate activities	16	—	16	—
	43	(5)	43	(5)

In the second quarter of 2014, our Containerboard Group reviewed the recoverable value of one mill and recorded impairment charges of $12 million on property, plant and equipment and $5 million on spare parts.

On July 9, 2014, our Specialty Products Group announced the permanent closure of its Kraft paper manufacturing activities located in East Angus, Québec. An impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter. In addition, a curtailment gain of $9 million was recorded on the pension plan. The Group also recorded impairment charges of $3 million on other assets. Finally, the Group recorded impairment charges of $2 million on property, plant and equipments and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. The Corporation is currently analyzing different options with regards to this plant.

In the second quarter of 2014, Corporate Activities recorded an impairment charge of $16 million on notes receivable from the 2011 disposal of U.S. boxboard activities.

For all these impaired assets, recoverable amount was based on fair value less cost of disposal.

52	CASCADES Q2 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On January 31, 2014, the Corporation concluded the creation of Maritime Paper Products Limited Partnership (MPPLP), a new joint venture of converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL), announced on November 27, 2013. The creation of this joint venture will position our Containerboard Group to achieve future growth in the Atlantic provinces and to remain at the forefront in this market, by offering an improved and more comprehensive range of products to its customers. Furthermore, the creation of MPPLP aims to provide customers with better service through the combined strengths of our Containerboard Group and MPPL.

Our containerboard operations located in St.John’s, Newfoundland, and Moncton, New Brunswick, were integrated with those of MPPL on February 1, 2014, and the Corporation received a 40% ownership in the joint venture. This transaction resulted in a gain of $5 million and non-interest bearing notes receivable totaling $4 million to be received over a 7-year period.

Net asset contribution and investment in joint venture:

	BUSINESS SEGMENT	CONTAINERBOARD
(in millions of Canadian dollar)	Joint venture created	Maritime Paper Products Limited Partnership (MPPLP)
Book value of identifiable assets and liabilities contributed:
Accounts receivable and prepaid expenses		(4)
Inventory		(3)
Property, plant & equipment		(5)
Total assets		(12)
Accounts payable		3
Net assets contributed		(9)
Fair value of share in the Joint venture		14
Notes receivable from MPPLP		4
Total consideration received		18
Total gain		9
Deferred gain on equity already owned		(4)
Net gain recorded on the transaction		5
Net investment on balance sheet:
Fair value of share in the Joint venture		14
Deferred gain on share already owned		(4)
		10

CASCADES Q2 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	53

NOTE 7

LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	JUNE 30, 2014	DECEMBER 31, 2013
Revolving credit facility, weighted average interest rate of 2.12% as at June 30, 2014, consists of US$22 million and €126 million (December 31, 2013 - $291 million; US$10 million and €125 million)	2016	207	484
7.75% Unsecured senior notes of $52 million	2016	52	199
7.75% Unsecured senior notes of US$206 million	2017	220	527
7.875% Unsecured senior notes of US$250 million	2020	264	263
5.50% Unsecured senior notes of $250 million	2021	250	—
5.50% Unsecured senior notes of US$550 million	2022	587	—
Other debts of subsidiaries		35	39
Other debts without recourse to the Corporation		64	80
		1,679	1,592
Less: Unamortized financing costs		15	13
Total long-term debt		1,664	1,579
Less:
Current portion of 7.75% refinanced Unsecured senior notes of $52 million		52	—
Current portion of 7.75% refinanced Unsecured senior notes of US$206 million		220	—
Current portion of debts of subsidiaries		14	15
Current portion of debts without recourse to the Corporation		21	24
		307	39
		1,357	1,540

As at June 30, 2014, the long-term debt had a fair value of $1,704 million (December 31, 2013 - $1,640 million).

DEBT REFINANCING

On June 19, 2014, the Corporation issued US$550 million aggregate principal amount of 5.50% senior notes due 2022 and CAN$250 million aggregate principal amount of 5.50% due 2021. The Corporation used the proceeds from this offering of notes to fund the purchase of the Corporation’s unsecured senior notes maturing in 2016 and 2017. The Corporation used part of the proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer totalling $13 million.

As well, the Corporation purchased for a total consideration of US$307 million ($332 million) and $154 million, including premiums of US$13 million ($14 million) and $6 million, a total of US$294 million aggregate principal amount of 7.75% senior notes due 2017 and $148 million aggregate principal amount of 7.75 % senior notes due 2016. The remaining amount temporarily reduced our Canadian credit facility by $286 million and increased our cash balance by $61 million.

On July 21, 2014, the Corporation redeemed, for a total consideration of US$214 million ($230 million) and $54 million, including premiums of US$8 million ($8 million) and $2 million, a total of US$206 million aggregate principal amount of 7.75% senior notes due 2017 and $52 million aggregate principal amount of 7.75 % senior notes due 2016.

Issuance proceeds were used as follows1:

(in millions of Canadian dollars)	JUNE 2014	JULY 2014	TOTAL
Debt issuance	846	—	846
Offering and tender offer fees	(13)	—	(13)
Refinanced debt repurchase	(466)	(275)	(741)
Premium paid on refinanced debt	(20)	(10)	(30)
Increase (decrease) of credit facility	(286)	224	(62)
Decrease (increase) in cash balance	(61)	61	—

1	Not adjusted for foreign exchange rate variance after issuance on June 19, 2014.

54	CASCADES Q2 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8

FINANCIAL INSTRUMENTS

DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)

The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)

The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation’s investment in Junex Inc., which is listed on the Toronto Stock Exchange.

(iii)

The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at June 30, 2014, and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect Management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.

For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			AS AT JUNE 30, 2014
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR INDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	3	-	3	-
Investments in shares held for trading	1	1	-	-
Derivative financial assets	16	-	16	-
Total	20	1	19	-
Financial liabilities
Derivative financial liabilities	35	-	35	-
Total	35	-	35	-

CASCADES Q2 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	55

	AS AT DECEMBER 31, 2013
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	6	-	6	-
Investments in shares held for trading	1	1	-	-
Derivative financial assets	18	-	18	-
Total	25	1	24	-
Financial liabilities
Derivative financial liabilities	49	-	49	-
Total	49	-	49	-

56	CASCADES Q2 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155

INVESTOR RELATIONS

For more information, please contact:

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada

Telephone: 1-514-282-2697     Fax: 1-514-282-2624

www.cascades.com/investors, investisseur@cascades.com

On peut se procurer la version française

du présent rapport trimestriel en s’adressant

au siège social de la Société

à l’adresse suivante :

Secrétaire corporatif

Cascades inc.

404, boul. Marie-Victorin

Kingsey Falls (Québec) J0A 1B0

Canada